Exhibit 6.5

IDHSBC Commercial Banking (CARM 210618) CONFIDENTIAL Creedon Technologies HK Limited 7/F Mayson Commercial Building 28 Connaught Road West Sheung Wan Hong Kong Attn: Mark Creedon Palfreeman Dear Sir/ Madam BORROWER(S) Creedon Technologies HK Limited [Customer No. 848 - 048963] BANKING FACILITY SME FINANCING GUARANTEE SCHEME OPERATED BY HKMC INSURANCE LIMITED - facility letter dated 9 July 2020, as amended or supplemented from time to time (the "Facility Letter") With reference to our recent discussions, we confirm that the Facility Letter will be amended as set out below . Save as amended by this letter, the terms of the Facility Letter and (if any) all related documents shall remain unchanged and continue in full force and effect . The Bank shall have an unrestricted discretion to cancel, reduce or suspend, or determine whether or not to permit drawings in relations to, the Facility (as defined in the Facility Letter) . The Facility is subject to review at any time, and a l so subject to the Bank's ove 1 Tiding right of repayment on demand including the right to call for cash cover on demand for prospective and contingent li abi lities . Unless defined differently, a term defined in the Facility Letter has the same meaning in this letter. AMENDMENT(S) OF FACILITY AMOUNT The Facility below shall be amended as follows: 6 September 2021 The ITongkong Rnd Shanghnl Bnnking Corporation Limited HSBC Main Building, I Queen's Rond Central, Hong Kong Tel. (852) 2822 1111 Web: www.hsbc.com.hk /11corpora1,d i11 the Hong Kong SAR with limit<d /iabi/lly Regis/end at tire Hong Kong Companie., Registry No. 163876 Page l of3

Creedon Technologies HK Limited Page 2 of3 6 September 2021 Facility Type Post - shipment Buyer Loans (Maximum tenor 120 days from 1 January to 30 June in each year [previously from 1 December to 30 June in each year]) (Maximum tenor 150 days from 1 July to 31 December in each year [previously from 1 July to 30 November in each year]) Notwithstanding the foregoing, the Bank's overriding right to demand repayment at any time shall not be affected. Facility Amount HKD6,000 , 000 .· Purpose financing your general working capital in relation to your business operations .

Creedon Technologies HK Limited 6 September 2021

GOVERNING LAW

This letter shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region. No one other than you and us will have any right to enforce the terms of this letter.

ACCEPTANCE

Please arrange for the **authorised signatories of your company**, in accordance with the terms of the mandate given to the Bank, to sign and return the duplicate copy of this letter by 27 September 2021 to signify your understanding and acceptance of the terms of this letter.

We have shared and discussed with you a risk disclosure document about the demise of or possible changes to certain interest rate benchmarks (such as LIBOR). By signing this letter, you acknowledge that you understand the implications and risks of the changes referred to in the risk disclosure document. We enclose a copy of the risk disclosure document again for your easy reference.

Yours faithfully

For and on behalf of
The Hongkong and Shanghai Banking Corporation Limited

Joseph Chan
Vice President
kd/llz

Encl

Acceptance and Confirmation

We, Creedon Technologies HK Limited, confirm our acceptance of and agreement to all of the terms and conditions set out above. sign + chop (if any)

For and on behalf of
Creedon Technologies HK Limited

Signature X	Signature X
Name Mark Creedon Palfreeman	Name
Title Director, CEO	Title
Date 10/09/2021	Date

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